Exhibit 2.4

DESCRIPTION OF TNL MEDIAGENE’S SECURITIES

A summary of the material provisions governing TNL Mediagene’s securities registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”) is provided below. This summary is not complete and should be read together with TNL Mediagene’s amended and restated memorandum and articles of association (“TNL Mediagene A&R Articles”), a copy of which is filed with the Securities and Exchange Commission (“SEC”) and appended to this annual report on Form 20-F for the year ended December 31, 2025 as Exhibit 1.1. In this section “we,” “us” and “our” refer to TNL Mediagene.

As of December 31, 2025, we had the following securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value $0.002 per share	TNMG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

We are an exempted company incorporated in the Cayman Islands with limited liability and our affairs are governed by the TNL Mediagene A&R Articles, the Companies Act (as amended) of the Cayman Islands (the “Cayman Companies Law”) and the common law of the Cayman Islands.

We are authorized to issue 250,000,000 ordinary shares of a nominal or par value of US$0.002 each (“TNL Mediagene Ordinary Shares”).

We currently have one class of issued ordinary shares, the rights in respect of which are set out below.

As of April 17, 2025, there are 2,838,075 TNL Mediagene Ordinary Shares, par value $0.002 per share, issued and outstanding. All TNL Mediagene Ordinary Shares issued and outstanding were validly issued, fully paid and non-assessable. The board of directors may determine the issue prices and terms for our shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as the board of directors shall determine.

Ordinary Shares

The following is a description of the material terms of TNL Mediagene Ordinary Shares and the TNL Mediagene A&R Articles.

Voting Rights

Each registered holder of TNL Mediagene Ordinary Shares is entitled to one vote for each TNL Mediagene Ordinary Share of which he, she or it is the registered holder, subject to any rights and restrictions for the time being attached to any share. Unless specified in the TNL Mediagene A&R Articles, or as required by applicable provisions of the Cayman Companies Law or applicable stock exchange rules, an ordinary resolution, being, the affirmative vote of shareholders holding a majority of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company, is required to approve any such matter voted on by our shareholders. Approval of certain actions, such as amending the TNL Mediagene A&R Articles, reducing our share capital, registration of our company by way of continuation in a jurisdiction outside the Cayman Islands and merger or consolidation with one or more other constituent companies, will require a special resolution under Cayman Islands law and pursuant to the TNL Mediagene A&R Articles, being the affirmative vote of shareholders holding a majority of no less than two-thirds of the shares which, being so entitled, are voted thereon in person or by proxy at a quorate general meeting of the company or a unanimous written resolution of all of our shareholders entitled to vote at a general meeting of the company.

Dividend Rights

We have not paid any cash dividends on our TNL Mediagene Ordinary Shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the board of directors.

Liquidation Rights

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of TNL Mediagene Ordinary Shares will be entitled to participate in any surplus assets in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up or the date of the return of capital, as the case may be, on the TNL Mediagene Ordinary Shares held by them respectively.

Transfers of Shares

Subject to the restrictions contained in the TNL Mediagene A&R Articles and the rules or regulations of the Designated Stock Exchange (as defined in the TNL Mediagene A&R Articles) or any relevant securities laws, any shareholders may transfer all or any of his or her TNL Mediagene Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by our directors.

Subject to the rules of any Designated Stock Exchange on which the TNL Mediagene Ordinary Shares in question may be listed and to any rights and restrictions for the time being attached to any TNL Mediagene Ordinary Shares, our directors shall not unreasonably decline to register any transfer of TNL Mediagene Ordinary Shares, and shall upon making any decision to decline to register any transfer of TNL Mediagene Ordinary Shares assign an appropriate reason therefor. If our directors refuse to register a transfer of any TNL Mediagene Ordinary Shares, we, within two (2) months after the date on which the transfer request was lodged with us, shall send to the transferor and transferee notice of the refusal, including the relevant reason for such refusal. For the avoidance of doubt, it shall not be unreasonable for our directors to decline to register any transfer of a TNL Mediagene Ordinary Share if such transfer would breach or cause a breach of: (i) the rules of any Designated Stock Exchange on which TNL Mediagene Ordinary Shares may be listed; or (ii) applicable law or regulation.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their TNL Mediagene Ordinary Shares. Any TNL Mediagene Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption and Repurchase of Shares

Subject to the provisions of the Cayman Companies Law, we may issue shares that are to be redeemed or are liable to be redeemed at our option or the option of the shareholder. The redemption of such shares will be effected in such manner and upon such other terms as our directors determine before the issue of the shares. We may also purchase our own shares (including any redeemable shares) on such terms and in such manner as our directors may determine and agree with the relevant shareholder(s).

Modification of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Shareholder Meetings

One or more shareholders holding at least a majority of the paid-up voting share capital of our company present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy and entitled to vote at that meeting shall form a quorum, provided that such quorum must include at least one director present in person or represented by proxy. In accordance with the Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. There is no requirement under the Cayman Companies Law for us to hold annual or extraordinary general meetings.

Warrants

3i Warrants

On December 8, 2025, we initially issued 1,401,880 3i Warrants, entitling the registered holder to purchase one TNL Mediagene Ordinary Share at a price of $0.3378 per share, subject to adjustment as discussed below. On December 22, 2025, we effected the Share Consolidation, and the number of 3i Warrants has been adjusted to 145,844 3i Warrants with the exercise price of $3.2470 per share pursuant to the terms of the 3i Warrants. The 3i Warrants became exercisable on December 8, 2025 and will expire on December 8, 2030, unless earlier exercised in full.

The 3i Warrants are exercisable for cash; however, if at the time of exercise there is no effective registration statement registering, or prospectus available for, the issuance or resale of the TNL Mediagene Ordinary Shares issuable upon exercise of the 3i Warrants, the holder may elect to exercise the 3i Warrants on a cashless basis.

The exercise price and number of TNL Mediagene Ordinary Shares issuable upon exercise of the 3i Warrants are subject to adjustment for share dividends, share splits, share combinations (including reverse share splits), reclassifications and similar events. The exercise price of the 3i Warrants is also subject to downward adjustment in the event that we issue or are deemed to issue TNL Mediagene Ordinary Shares or its equivalents at a price lower than the then-effective exercise price, subject to customary exclusions. In addition, following certain share combination events, the exercise price may be adjusted based on the trading price of TNL Mediagene Ordinary Shares during a specified measurement period.

The 3i Warrants also provide for customary adjustments and protections in the event of a merger, consolidation, sale of substantially all of our assets or other fundamental transactions.

The 3i Warrants may not be exercised to the extent that the holder and its affiliates would beneficially own more than 4.99% of the then outstanding TNL Mediagene Ordinary Shares immediately after giving effect to such exercise. The holder may increase this beneficial ownership limitation to up to 9.99% upon notice to us, subject to a 61-day waiting period.

The 3i Warrants are transferable, subject to compliance with applicable securities laws. The 3i Warrants and TNL Mediagene Ordinary Shares issuable upon exercise thereof were issued in reliance on exemptions from registration under the Securities Act.

For the avoidance of doubt, the 3i Warrants have terms and provisions that are materially different to those of the Public Warrants and the Blue Ocean Private Placement Warrants described below.

TNL Mediagene Warrants — Public Warrants

Each whole warrant will entitle the registered holder to purchase one TNL Mediagene Ordinary Share at a price of $230.00 per share, subject to adjustment as discussed below, at any time commencing on January 4, 2025, except as discussed in the immediately succeeding paragraph. Pursuant to the assignment, assumption and amended and restated warrant agreement, dated as of December 4, 2024 (the “Amended and Restated Warrant Agreement”), a warrant holder may exercise its warrants only for a whole number of TNL Mediagene Ordinary Shares. The warrants will expire on December 5, 2029, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any TNL Mediagene Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the TNL Mediagene Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue TNL Mediagene Ordinary Shares upon exercise of a warrant unless the TNL Mediagene Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $360.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except as described herein with respect to an aggregate of 235,481 Blue Ocean Private Placement Warrants held by Blue Ocean Sponsor, LLC, Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd.:

●	in whole and not in part;

●	at a price of $0.20 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of TNL Mediagene Ordinary Shares equals or exceeds $360.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the TNL Mediagene Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those TNL Mediagene Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of TNL Mediagene Ordinary Shares may fall below the $360.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) as well as the $230.00 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $200.00.

Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $2.00 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of TNL Mediagene Ordinary Shares (as defined below) except as otherwise described below;

●	if, and only if, the closing price of the TNL Mediagene Ordinary Shares equals or exceeds $200.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders; and

●	if the closing price of TNL Mediagene Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $360.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Anti-dilution Adjustments”), the Blue Ocean Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of TNL Mediagene Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of TNL Mediagene Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $2.00 per warrant), determined for these purposes based on the volume weighted average price of TNL Mediagene Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the Amended and Restated Warrant Agreement, references above to TNL Mediagene Ordinary Shares shall include a security other than TNL Mediagene Ordinary Shares into which TNL Mediagene Ordinary Shares have been converted or exchanged for in the event we are not the surviving company in a business combination. The numbers in the table below will not be adjusted when determining the number of TNL Mediagene Ordinary Shares to be issued upon exercise of the warrants if we are not the surviving entity following such business combination.

As stated above, we can redeem the warrants when TNL Mediagene Ordinary Shares are trading at a price starting at $200.00, which is below the exercise price of $230.00, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when TNL Mediagene Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer TNL Mediagene Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for TNL Mediagene Ordinary Shares if and when such TNL Mediagene Ordinary Shares were trading at a price higher than the exercise price of $230.00.

No fractional TNL Mediagene Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of TNL Mediagene Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than TNL Mediagene Ordinary Shares pursuant to the Amended and Restated Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than TNL Mediagene Ordinary Shares, our company (or the surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the TNL Mediagene Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding TNL Mediagene Ordinary Shares is increased by a capitalization or share dividend paid in TNL Mediagene Ordinary Shares to all or substantially all holders of TNL Mediagene Ordinary Shares, or by a split-up of TNL Mediagene Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding TNL Mediagene Ordinary Shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase TNL Mediagene Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of TNL Mediagene Ordinary Shares equal to the product of (i) the number of TNL Mediagene Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for TNL Mediagene Ordinary Shares); and (ii) one, minus the quotient of (x) the price per TNL Mediagene Ordinary Share paid in such rights offering, and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for TNL Mediagene Ordinary Shares, in determining the price payable for TNL Mediagene Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion; and (ii) “historical fair market value” means the volume weighted average price of TNL Mediagene Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which TNL Mediagene Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of TNL Mediagene Ordinary Shares on account of such TNL Mediagene Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above; (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on TNL Mediagene Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $10.00 per share (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $10.00 per share; or (c) to satisfy the redemption rights of the holders of TNL Mediagene Ordinary Shares in connection with a shareholder vote to amend the TNL Mediagene A&R Articles with respect to any provision relating to the rights of holders of TNL Mediagene Ordinary Shares, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each TNL Mediagene Ordinary Share in respect of such event.

If the number of outstanding TNL Mediagene Ordinary Shares is decreased by a consolidation, combination or reclassification of TNL Mediagene Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of TNL Mediagene Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding TNL Mediagene Ordinary Shares.

Whenever the number of TNL Mediagene Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of TNL Mediagene Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of TNL Mediagene Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding TNL Mediagene Ordinary Shares (other than those described above or that solely affects the par value of such TNL Mediagene Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation or entity (other than a consolidation or merger in which we are the continuing corporation or company and that does not result in any reclassification or reorganization of our outstanding TNL Mediagene Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of TNL Mediagene Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of TNL Mediagene Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the TNL Mediagene A&R Articles or as a result of the redemption of TNL Mediagene Ordinary Shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon the completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding TNL Mediagene Ordinary Shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the TNL Mediagene Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Amended and Restated Warrant Agreement. If less than 70% of the consideration receivable by the holders of TNL Mediagene Ordinary Shares in such a transaction is payable in the form of TNL Mediagene Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Amended and Restated Warrant Agreement based on the Black-Scholes value (as defined in the Amended and Restated Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under an Amended and Restated Warrant Agreement between Computershare Inc. and Computershare Trust Company, N.A., collectively as warrant agent, and us. The Amended and Restated Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Amended and Restated Warrant Agreement to the description of the terms of the warrants and the Amended and Restated Warrant Agreement set forth in this prospectus, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Amended and Restated Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Amended and Restated Warrant Agreement as the parties to the Amended and Restated Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 50% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders of Public Warrants.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive TNL Mediagene Ordinary Shares. After the issuance of TNL Mediagene Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by holders of TNL Mediagene Ordinary Shares.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of TNL Mediagene Ordinary Shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Amended and Restated Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

TNL Mediagene Warrants — Private Placement Warrants

Except as described below, the Blue Ocean Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants, including the underlying shares, will not be transferable, assignable or salable until 30 days after December 5, 2024, except pursuant to limited exceptions, and they will not be redeemable by us (except as described under “— Public Warrants — Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $200.00”) so long as they are held by Blue Ocean Sponsor, LLC, Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd. or their permitted transferees (except as otherwise set forth herein). Blue Ocean Sponsor, LLC, Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd. and their permitted transferees have the option to exercise the Blue Ocean Private Placement Warrants on a cashless basis. If the Blue Ocean Private Placement Warrants are held by holders other than Blue Ocean Sponsor, LLC, Apollo SPAC Fund I, L.P. and Apollo Credit Strategies Master Fund Ltd. or its permitted transferees, the Blue Ocean Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants. Any amendment to the terms of the Blue Ocean Private Placement Warrants or any provision of the Amended and Restated Warrant Agreement with respect to the Blue Ocean Private Placement Warrants will require a vote of holders of at least 50% of the number of the then-outstanding Blue Ocean Private Placement Warrants.

Except as described above under “— TNL Mediagene Warrants — Public Warrants — Redemption of warrants when the price per TNL Mediagene Ordinary Share equals or exceeds $200.00,” if holders of the Blue Ocean Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of TNL Mediagene Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of TNL Mediagene Ordinary Shares underlying the warrants, multiplied by the excess of the “sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the sponsor fair market value. For these purposes, the “sponsor fair market value” shall mean the average last reported closing price of TNL Mediagene Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Cayman Companies Law. The Cayman Companies Law is modeled on English law but does not follow recent English law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Cayman Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Statutory Mergers and Similar Arrangements (sections 233 to 239A of the Cayman Companies Law).    In certain circumstances, the Cayman Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is permitted or not prohibited by the laws of that other jurisdiction and the constitutional documents of the foreign company).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (a) a special resolution (a majority of at least two-thirds (or such higher majority as specified in the articles of association of the company) of the votes which are cast in person or by proxy by those shareholders who, being entitled to do so, attend and vote at a quorate general meeting of the relevant company or a unanimous written resolution of all of the shareholders entitled to vote at a general meeting of the relevant company) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in each constituent company’s articles of association. No special resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the votes represented by the issued shares in a subsidiary company) and its subsidiary company where the parent and subsidiary company are both incorporated under the Cayman Companies Law. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Cayman Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is existing, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding, and no order has been made or resolution adopted to wind up or liquidate the foreign company in the jurisdiction in which the foreign company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; (v) the foreign company is able to pay its debts as they fall due and the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company: (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (vii) the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

Where the surviving company is the Cayman Islands company, the directors of the Cayman Islands company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

The Registrar of Companies must also be satisfied that there is no other reason why it would be against the public interest to permit the merger or consolidation.

The Cayman Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of their shares upon their dissenting to the merger or consolidation if they follow a prescribed statutory procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (c) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders who have filed a notice under paragraph (c) and with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company and who the court finds are involved may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Schemes of Arrangement (sections 86 and 87 of the Cayman Companies Law).    Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, by way of schemes of arrangement, which will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement.” In the event that a scheme of arrangement is sought as between a company and its members or any class of members (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority representing three-fourths in value of each such class of shareholders that are present and voting either in person or by proxy at a general meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the proposed scheme is a scheme of arrangement within the meaning of section 86 of the Cayman Companies Law;

●	the scheme document provided all the material information reasonably required to enable the scheme shareholders to come to an informed view on the merits of the scheme;

●	the court meeting was properly held and the statutory majorities were achieved;

●	there is no reason to believe that the views of the overwhelming majority of those who voted in favor of the scheme did not fairly represent the views of the scheme shareholders as a whole, that they were not acting bona fide or that they were subject to coercion;

●	the scheme of arrangement is fair in the sense that an intelligent and honest person acting in respect of his relevant interest might reasonably approve of it; and

●	there is no good reason for the court not to sanction the scheme.

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Note however that such appraisal rights may be available to dissenting shareholders where the merger procedure pursuant to sections 233 to 239A of the Cayman Companies Law is adopted (see above).

Tender Offers and Squeeze-out Provisions (section 88 of the Cayman Companies Law).    Separately, when a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits.    Walkers (Hong Kong), our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting, or proposing to act, illegally or beyond the scope of its authority; or

●	those who control the company are perpetrating a “fraud on the minority.”

In relation to the second exception (fraud on the minority), it is necessary to demonstrate that (i) a wrong has been done to the company; (ii) the wrongdoers are in control of the company (such that they can prevent the company from pursuing a claim against them); and (iii) the wrongdoers have obtained a benefit as a result of their actions.

In addition, a shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities.    The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised by Walkers (Hong Kong), our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies. We are an exempted company with limited liability under the Cayman Companies Law. The Cayman Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Money Laundering — Cayman Islands

As part of TNL Mediagene’s responsibility for the prevention of money laundering, terrorist financing and proliferation financing, TNL Mediagene (including its affiliates, subsidiaries or associates) will require a detailed verification of the shareholder and any beneficial owner’s identity and the source of payment. Depending on the circumstances of each application, a detailed verification might not be required where certain conditions are satisfied.

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing, terrorist property or proliferation financing and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism, terrorist financing or terrorist property or (iii) the Financial Reporting Authority of the Cayman Islands pursuant to the Proliferation Financing (Prohibition) Act (as amended), if the disclosure relates to involvement with proliferation financing. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Sanctions — Cayman Islands

Should a shareholder be, or become (or is believed by TNL Mediagene or our duly authorised delegates or agents (“TNL Mediagene Agents”) to be or become) at any time while it owns or holds an interest in TNL Mediagene, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by TNL Mediagene in its sole discretion, then (i) TNL Mediagene or TNL Mediagene Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of TNL Mediagene (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a licence is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) TNL Mediagene and TNL Mediagene Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the shareholder that such information has been so provided) and (iii) TNL Mediagene and TNL Mediagene Agents will have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy. Shareholders must promptly provide the following privacy notice (or any updated version thereof as may be provided from time to time) to each individual (such as any individual directors, shareholders, beneficial owners, authorised signatories, trustees or others) whose personal data the shareholder provides to us or any of our affiliates or delegates.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Whom This Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering, counter terrorist financing and proliferation financing, sanctions and FATCA/CRS requirements); and/or

c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA, which may include having appropriate contractual undertakings in legal agreements with service providers who process personal data on our behalf.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Retention of the Personal Data We Collect

We retain the personal data we collect for no longer than is reasonably necessary to fulfill the purposes for which we collect the personal data and to comply with our legal obligations. We expect to delete your personal data (at the latest) once there is no longer any legal or regulatory requirement or legitimate business purpose for retaining your personal data.

Your Choices and Rights

Under the DPA you have certain rights regarding your personal data that we have collected. You may have the right to request (i) access to your personal data, (ii) rectification or erasure of personal data, (iii) restriction of processing concerning you, and (iv) objection to processing that is based upon our legitimate interests. Your ability to exercise these rights will depend on a number of factors and, in some instances, we will not be able to comply with your request, for example because we have legitimate grounds for not doing so or where the right doesn’t apply to the particular information we hold on you. If you would like to discuss or exercise the rights you may have, you can contact us through the methods stated below.

How to Contact Us

If you would like to contact us regarding this Notice, please send us an email to ir@tnlmediagene.com. In each case, to ensure your query is dealt with as swiftly as possible, please include as the subject or heading line “Privacy Notice.”

Complaints

We are committed to working with you to obtain a fair resolution of any complaint or concern about your privacy. If you would like to contact us, please use the methods stated above.

If, however, you believe that we have not been able to assist with your complaint or concern, you may have the right to complain to the Cayman Islands Data Protection Ombudsman or the relevant data protection authority in your jurisdiction.